Exhibit 99.2

# SEMPRA ENERGY
**Table F (Unaudited)**

*Income Statement Data by Business Unit*

**Three Months Ended March 31, 2008**

| (Dollars in millions) | SDG&E | SoCalGas | Commodities | Generation | Pipelines & Storage | LNG | Consolidating Adjustments, Parent & Other | Total |
|---|---|---|---|---|---|---|---|---|
| Operating Revenues | $ 746 | $ 1,556 | $ 457 | $ 446 | $ 93 | $ (10) | $ (18) | $ 3,270 |
| Cost of Sales and Other Operating Expenses | 540 | 1,375 | 351 | 357 | 88 | 12 | 1 | 2,724 |
| Depreciation & Amortization | 77 | 71 | 6 | 14 | 2 | - | 5 | 175 |
| Operating Income (Loss) | 129 | 110 | 100 | 75 | 3 | (22) | (24) | 371 |
| Other Income (Expense), Net | 3 | - | - | 3 | 8 | 15 | (4) | 25 |
| Income (Loss) before Interest & Taxes [1] | 132 | 110 | 100 | 78 | 11 | (7) | (28) | 396 |
| Net Interest Expense (Income) [2] | 26 | 13 | 5 | 2 | (1) | 1 | 2 | 48 |
| Income Tax Expense (Benefit) | 32 | 40 | 39 | 31 | 4 | 1 | (20) | 127 |
| Equity in Earnings of Certain Unconsolidated Subsidiaries | - | - | 3 | - | 18 | - | - | 21 |
| Net Income (Loss) | $ 74 | $ 57 | $ 59 | $ 45 | $ 26 | $ (9) | $ (10) | $ 242 |

**Three Months Ended March 31, 2007**

| (Dollars in millions) | SDG&E | SoCalGas | Commodities | Generation | Pipelines & Storage | LNG | Consolidating Adjustments, Parent & Other | Total |
|---|---|---|---|---|---|---|---|---|
| Operating Revenues | $ 709 | $ 1,368 | $ 512 | $ 397 | $ 77 | $ (7) | $ (52) | $ 3,004 |
| Cost of Sales and Other Operating Expenses | 514 | 1,191 | 474 | 299 | 70 | 10 | 10 | 2,568 |
| Depreciation & Amortization | 75 | 69 | 7 | 12 | 3 | - | 3 | 169 |
| Operating Income (Loss) | 120 | 108 | 31 | 86 | 4 | (17) | (65) | 267 |
| Other Income (Expense), Net | 4 | (2) | - | - | - | - | 9 | 11 |
| Income (Loss) before Interest & Taxes [1] | 124 | 106 | 31 | 86 | 4 | (17) | (56) | 278 |
| Net Interest Expense (Income) [2] | 24 | 12 | 2 | (7) | 1 | 1 | 13 | 46 |
| Income Tax Expense (Benefit) | 38 | 39 | 4 | 39 | (1) | (8) | (48) | 63 |
| Equity in Earnings of Certain Unconsolidated Subsidiaries | - | - | 46 | - | 12 | - | - | 58 |
| Discontinued Operations | - | - | - | - | - | - | 1 | 1 |
| Net Income (Loss) | $ 62 | $ 55 | $ 71 | $ 54 | $ 16 | $ (10) | $ (20) | $ 228 |

[1] Management believes "Income (Loss) before Interest & Taxes" (Operating Income plus Other Income, Net) is a useful measurement of our business units' performance because it can be used to evaluate the effectiveness of our operations exclusive of interest and income taxes, neither of which is directly relevant to the efficiency of those operations.

[2] Net Interest Expense (Income) includes Interest Income, Interest Expense and Preferred Dividends of Subsidiaries.